Exhibit 99.1

SeaSpine Reports Record Revenue, Driven by 16% U.S. Spinal Implants Growth
Increases 2019 total revenue guidance to between $157 million and $158 million
Implies 10% to 12% growth over fourth quarter 2018

CARLSBAD, CA (October 29, 2019) - SeaSpine Holdings Corporation (NASDAQ: SPNE), a global medical technology company focused on surgical solutions for the treatment of spinal disorders, today announced financial results for the third quarter ended September 30, 2019.

Summary of Third Quarter 2019 Financial Results and Recent Accomplishments

•	Revenue of $39.9 million, an increase of 11% year-over-year

•	U.S. revenue of $35.5 million, an increase of 12% year-over-year
◦U.S. Spinal Implants revenue of $17.4 million, an increase of 16% year-over-year
◦U.S. Orthobiologics revenue of $18.2 million, an increase of 9% year-over-year

•	Announced exclusive (field-based) collaboration with restor3d, Inc. to develop differentiated 3D-printed interbody devices, one of the fastest growing segments in spine

•	Limited commercial launch of three additions to the product portfolio:

◦	Mariner MIS Posterior Fixation System, a minimally invasive system built upon the Mariner platform to simplify the treatment of a wide range of spinal pathologies

◦	Mariner Outrigger Revision System, an adjunct to the Mariner Posterior Fixation system designed to effectively revise and extend previous fusions

◦
Shoreline RT Cervical Interbody Implant System, featuring Reef Topography, which describes machined macrostructures and undercut features designed to act as an integrated fusion scaffolding that enhances NanoMetalene surface technology

•	Presented data at the North American Spine Society (NASS) Annual Meeting demonstrating that the cell component of cellular bone matrices provides no benefit in bone healing

Keith C. Valentine, President and Chief Executive Officer, said, “The Mariner revision and MIS systems are key new products in our spinal implants portfolio that allow us to attract the high-quality distribution that we believe, coupled with our other initiatives, will generate consistent U.S. spinal implants revenue growth in the mid-teens through 2020, with further acceleration anticipated in 2021. Notably, we achieved 16% growth in this portfolio based primarily on our core Mariner and NanoMetalene platforms. As we expand and enhance these foundational technologies with the Mariner revision and MIS systems, transition Mariner midline to full commercialization before the end of 2019, and execute on our 3D strategy, we will have access to new market segments where we were previously unable to compete.”

Mr. Valentine continued, “Adding to confidence in our future growth is the proprietary Reef Topography that we licensed in 2017 and introduced this past quarter with Shoreline, which further differentiates our interbody offerings. Critically, we are investing in the scientific work to evidence the value of Reef Topography. We have preliminary data from an animal study, which we expect to finalize this year and present at a future scientific conference, that we believe demonstrates the in vivo benefits of Reef. We expect to launch an additional five interbody products that incorporate Reef Topography by the end of 2020.”

“At the recent NASS meeting, we presented data from a study conducted in collaboration with Jeff Wang, MD, the current president of NASS, and his research team at USC, along with Scott Boden, MD at Emory University, demonstrating that there was no benefit to the viable cell component of cellular bone matrices in the well-accepted athymic rat posterolateral fusion model," said Frank Vizesi, Vice President, Orthobiologics Research and Development and Clinical Affairs. "The study also indicated superior fusion with our demineralized bone matrix product, OsteoStrand™ Plus, which does not contain any cell component, relative to two market leading cell-based products. As the body of evidence grows confirming that cells do not confer any benefit in bone healing, we believe we are exceptionally well-positioned to transition hospitals from high-priced, cell-based therapies to our best-in-class DBM products.”

Mr. Valentine concluded, “We look forward to the collaboration with restor3d, which provides us an opportunity to partner with Professor Ken Gall, one of the leaders in additive processing techniques, and his team from Duke University. We will now have the opportunity to deliver best-in class solutions for those surgeons who prefer titanium-based, 3D-printed interbodies, in addition to those who prefer traditional PEEK or advanced composite materials, such as our NanoMetalene surface technology. In the next six to nine months, we expect the limited commercial launch of five 3D-printed interbody products designed specifically for different approaches or techniques in the cervical and lumbar regions and to move these products to full commercial launch by the end of 2021.”

John Bostjancic, Chief Financial Officer, said, “Our product development plans are ambitious, but we have the team and processes in place that, combined with our strong balance sheet, we believe will enable us to execute successfully across a broad range of initiatives. Additionally, we are well positioned to invest in the additional sets needed to attract the strongest distribution partners and to support the number of surgical procedures that, ultimately, we believe will deliver long-term growth and stockholder value. Confidence in our existing liquidity position is demonstrated by our decision to terminate our $50 million at-the-market facility.”

Third Quarter 2019 Financial Results

Revenue for the third quarter of 2019 was $39.9 million, an 11% increase compared to the same period of the prior year. Spinal Implants revenue was $19.8 million, a 15% increase compared to the same period of the prior year. The $2.5 million increase was driven by growth in recently launched products. Orthobiologics revenue was $20.1 million, an 8% increase compared to the same period of the prior year. The $1.5 million increase was driven by growth in recently launched products.

Gross margin for the third quarter of 2019 was 63.9%, compared to 60.2% for the same period of the prior year. The increase in gross margin was due to a favorable shift in geographic and product mix, with higher margin U.S. revenue growing faster than international revenue and higher gross margin spinal implant product revenue growing faster than orthobiologics product revenue. Additionally, manufacturing scrap rates, inventory losses and excess and obsolete provisions were lower in the current period compared to the prior year period.

Operating expense for the third quarter of 2019 was $34.8 million, a $3.8 million increase compared to the same period of the prior year. This increase was driven by a $3.1 million increase in selling, general and administrative expenses and a $0.7 million increase in research and development expenses compared to the prior year period.

Net loss for the third quarter of 2019 was $9.7 million, a $0.1 million increase compared to same period of the prior year.

At September 30, 2019, cash, cash equivalents and investments were $27.3 million, and the company had no outstanding debt under its credit facility.

Updated 2019 Financial Outlook
SeaSpine expects full-year 2019 total revenue to be in the range of $157 million to $158 million, reflecting growth of 9% to 10% compared to the prior year.

Webcast and Conference Call Information
SeaSpine's management team will host a conference call beginning today at 1:30 p.m. Pacific time / 4:30 p.m. Eastern time to discuss the financial results announced today. Individuals interested in listening to the conference call may do so by dialing (877) 418-4766 for callers in the U.S. or (614) 385-1253 for callers outside the U.S., using Conference ID: 1369654. To listen to the webcast and view the accompanying slides, please visit the Investors section of the SeaSpine website at: www.seaspine.com.

About SeaSpine
SeaSpine (www.seaspine.com) is a global medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. SeaSpine has a comprehensive portfolio of orthobiologics and spinal implants solutions to meet the varying combinations of products that neurosurgeons and orthopedic spine surgeons need to perform fusion procedures on the lumbar, thoracic and cervical spine. SeaSpine’s orthobiologics products consist of a broad range of advanced and traditional bone graft substitutes that are designed to improve bone fusion rates following a wide range of orthopedic surgeries, including spine, hip, and extremities procedures. SeaSpine’s spinal implants portfolio consists of an extensive line of products to facilitate spinal fusion in degenerative, minimally invasive surgery (MIS), and complex spinal deformity procedures. Expertise in both orthobiologic sciences and spinal implants product development allows SeaSpine to offer its surgeon customers a differentiated portfolio and a complete solution to meet their fusion requirements. SeaSpine currently markets its products in the United States and in approximately 30 countries worldwide through a committed network of increasingly exclusive distribution partners.

Forward-Looking Statements
SeaSpine cautions you that statements included in this news release that are not a description of historical facts are forward-looking statements that are based on the Company’s current expectations and assumptions. Such forward-looking statements include, but are not limited to, statements relating to: the Company’s ability, and confidence in its ability, to generate sustained U.S. spinal implants revenue growth in the mid-teens through 2020, with further acceleration in 2021; the timing of the transition of Mariner Cortical to full commercialization; the Company's ability to access new market segments; the potential for Reef Topography to differentiate the Company’s interbody offerings; the timing of when final data from an animal study related to Reef Topography will be presented and the potential of such data to demonstrate the in vivo benefits of Reef Topography; the timing of the launch of additional interbody products that incorporate Reef Topography and the number of such products that will be launched; the Company’s positioning and ability to transition hospitals from cell-based therapies to its demineralized bone matrix products; the Company’s ability to deliver best-in-class solutions for surgeons who prefer titanium-based, 3D-printed interbodies; the timing of the limited and full commercial launch of 3D-printed interbody products, the number of such products that will be launched, and the approaches and techniques that such products address; the Company’s ability to execute successfully across a broad range of product development initiatives and to invest in the additional sets needed to attract the strongest distribution and to support the number of surgical procedures that delivers long-term growth and stockholder value; and the Company’s expectations for full-year 2019 revenue, including anticipated U.S. Spinal Implants revenue. Among the factors that could cause or contribute to material differences between the Company’s actual results and the expectations indicated by the forward-looking statements are risks and uncertainties that include, but are not limited to: surgeons’ willingness to continue to use the Company’s existing products and to adopt its newly launched products, including the risk that the Company’s products do not demonstrate adequate safety or efficacy, independently or relative to competitive products, to support expected levels of demand or pricing; the ability of newly launched products to perform as designed and intended and to meet the needs of surgeons and patients, including as a result of the lack of clinical validation of products in limited commercial (or “alpha”) launch; the Company’s ability to continue to invest in medical education and training, product development, and/or sales and marketing initiatives at levels sufficient to drive future revenue growth, including its inability to obtain funding on a timely basis on acceptable terms, or at all; the Company’s ability to attract new, high-quality distributors, whether as a result of perceived deficiencies, or gaps, in the Company’s existing product portfolio, inability to reach agreement on financial or other contractual terms, or otherwise, as well as disruption associated with restrictive covenants to which distributors are subject and potential litigation and expense associated therewith; risks inherent in newly initiated collaborations, such as with restor3d, Inc., or the use of nascent manufacturing techniques, such as additive processing/3D-printing;continued pricing pressure, whether as a result of consolidation in hospital systems, competitors or others, as well as exclusion from major healthcare systems, whether as a result of unwillingness to provide required pricing or otherwise; the risk of supply shortages and the associated, potentially long-term disruption to product sales, including as a result of the Company’s dependence on PcoMed to supply products incorporating NanoMetalene technology and a limited number of third-party suppliers for other components and raw materials, or otherwise; unexpected expense and delay, including as a result of litigation or as a result of developing and supporting the launch of new products, the fact that newly launched products may require substantial additional development activities, which could introduce further expense and delay, or as a result of obtaining regulatory clearances; general economic and business conditions in the markets in which the Company does business, both in the U.S. and abroad; and other risks and uncertainties more fully described in the Company’s news releases and periodic filings with the Securities and Exchange Commission. The Company’s public filings with the Securities and Exchange Commission are available at www.sec.gov.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date when made. SeaSpine does not intend to revise or update any forward-looking statement set forth in this news release to reflect events or circumstances arising after the date hereof, except as may be required by law.

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Investor Relations Contact
Leigh Salvo
(415) 937-5402
ir@seaspine.com

SEASPINE HOLDINGS CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Total revenue, net	$39,888	$35,834	$115,344	$105,418
Cost of goods sold	14,407	14,247	42,303	40,986
Gross profit	25,481	21,587	73,041	64,432
Operating expenses:
Selling, general and administrative	30,134	27,041	85,050	76,940
Research and development	3,896	3,203	10,995	8,783
Intangible amortization	792	792	2,377	2,376
Impairment of intangible assets	—	—	4,993	—
Total operating expenses	34,822	31,036	103,415	88,099
Operating loss	(9,341)	(9,449)	(30,374)	(23,667)
Other expense, net	(97)	(190)	(49)	(327)
Loss before income taxes	(9,438)	(9,639)	(30,423)	(23,994)
Provision (benefit) for income taxes	225	(107)	265	4
Net loss	$(9,663)	$(9,532)	$(30,688)	$(23,998)
Net loss per share, basic and diluted	$(0.51)	$(0.65)	$(1.62)	$(1.66)
Weighted average shares used to compute basic and diluted net loss per share	19,051	14,750	18,947	14,477

SEASPINE HOLDINGS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

	September 30, 2019	December 31,
	(unaudited)	2018
Cash and cash equivalents	$22,314	$24,233
Short-term investments	4,996	29,800
Trade accounts receivable, net	23,720	20,335
Inventories	48,011	42,742
Total current liabilities	31,210	26,546
Total stockholders' equity	115,752	142,085